                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. __*)

                           FIRST BANCTRUST CORPORATION
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   31868F 10 2
            -------------------------------------------------------
                                 (CUSIP Number)

                               Gerald R. Forsythe
                            1111 South Willis Avenue
                            Wheeling, Illinois 60090
                                 (847) 541-8300
            -------------------------------------------------------
                  (Name, Address and Telephone Number of Person

                Authorized to Receive Notices and Communications)

                                    Copy to:

                              Robert A. McWilliams
                                Freeborn & Peters
                       311 South Wacker Drive, Suite 3000
                          Chicago, Illinois 60606-2118
                                 (312) 360-6000

                                 April 26, 2002
            -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [_]

Note: Schedules filed in paper form shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 31868F 10 2          13D

(1)   NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               GERALD R. FORSYTHE
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(2)   CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
      (a)  [_]
      (b)  [_]
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(3)   SEC USE ONLY

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(4)   SOURCE OF FUNDS (SEE INSTRUCTIONS)

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(5)   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                       [_]

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(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                  UNITED STATES
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                                      (7)      SOLE VOTING POWER

                                               82,500
                                      ------------------------------------------
                                      (8)      SHARED VOTING POWER
NUMBER OF SHARES BENEFICIALLY
OWNED BY EACH REPORTING PERSON
WITH                                  ------------------------------------------

                                      (9)      SOLE DISPOSITIVE POWER

                                               82,500
                                      ------------------------------------------
                                      (10)     SHARED DISPOSITIVE POWER


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(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  82,500
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(12)     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS)                                                [_]

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(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  5.42%
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(14)                           TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                  IN
--------------------------------------------------------------------------------


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                       FILED PURSUANT TO RULE 13d-1 OF THE
                          GENERAL RULES AND REGULATIONS
                                    UNDER THE
                   SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

Item 1.   Security and Issuer.
          -------------------

     The class of equity securities to which this Statement relates is the Common Stock par value $0.01 per share (the "Common Stock") of First BancTrust Corporation, a Delaware corporation (referred to herein as "First BancTrust" or the "Company") which has its principal executive offices at 206 South Central Avenue, Paris, Illinois 61944.

Item 2.   Identity and Background.
          -----------------------

     This Statement is filed by Gerald R. Forsythe (the "Reporting Person") with respect to shares of Common Stock of First BancTrust which the Reporting Person may be deemed to beneficially own pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act").

     The Reporting Person's business address is 1111 South Willis Avenue, Wheeling, Illinois 60090. Mr. Forsythe's principal occupation is Chairman and CEO of Indeck Power Equipment Company, Indeck Energy Services, Inc. and Forsythe Racing.

     The Reporting Person has not been convicted, during the last five years, in a criminal proceeding (excluding traffic violations or similar misdemeanors). The Reporting Person was not, during the last five years, a party to a civil proceeding of a judicial or administrative body and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     The Reporting Person is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

     The Reporting Person used his own funds to make the purchases of shares of Common Stock of First BancTrust. The total amount of funds used by the Reporting Person to purchase the shares reported herein in Item 5c was $155,760.

Item 4.  Purpose of the Transaction.
         --------------------------

     The Reporting Person has acquired the Common Stock for investment purposes, because he believes that the trading prices of the Common Stock in the public market do not adequately reflect the potential value of the Company's underlying businesses and assets.

     The Reporting Person presently has no plans or proposals which relate to or would result in (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries,
(b) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (c) any change in the present management of the Company, (d)



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any material change in the present capitalization or dividend policy of the
Company, (e) any other material change in the Company's business or corporate structure, (f) any other material change in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, (g) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (h) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Act, or (i) any action similar to those enumerated in the foregoing clauses (a) through (h).

     Depending on market conditions and other factors that the Reporting Person may deem material to his investment decisions, the Reporting Person may purchase additional shares of Common Stock or rights to purchase additional shares of Common Stock in the open market, in privately negotiated transactions or by any other permissible means and, based on such factors, the Reporting Person may dispose of any or all of the shares of Common Stock to which this Statement relates or any other shares of Common Stock that he may hereafter acquire.

     In addition, the Reporting Person may encourage the Company to explore strategic alternatives to increase shareholder value and, depending on the Company's response, may consider pursuing such alternatives on his own or with third parties. However, the Reporting Person currently has no specific plans or proposals with respect to these matters.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

     (a) The Reporting Person beneficially owns 82,500 shares of Common Stock, representing approximately 5.42% of the outstanding shares of Common Stock (based on 1,520,875 shares outstanding as reported by the Company in its Annual Report on Form 10-K for the year ended December 31, 2001).

     (b) The Reporting Person has the sole power to vote and dispose of all of these shares of Common Stock.

     (c) The Reporting Person has effected the following purchases of First BancTrust Common Stock over the past 60 days. Such transactions were effected in open market transactions.


             Purchaser                     Date                  Shares              Ave. Price Per Share
             ---------                     ----                  ------              --------------------
Gerald R. Forsythe                       04/12/02                   1,300                     $15.96

Gerald R. Forsythe                       04/23/02                   5,000                      16.08

Gerald R. Forsythe                       04/26/02                   3,400                      16.06

     (d) Not applicable.

     (e) Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect
          ----------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

     None

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

     None

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:   May 1, 2002


                                                /s/ Gerald R. Forsythe
                                                -------------------------------
                                                Gerald R. Forsythe